UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Cogent Biosciences, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

19240Q201

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]       Rule 13d-1(b)

[X]       Rule 13d-1(c)

[ ]       Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1

CUSIP No. 19240Q201

1.	Names of Reporting Persons. Logos Global Management LP

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X

(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power -0-
6. Shared Voting Power 1,920,500
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 1,920,500

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,920,500

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ______

11.	Percent of Class Represented by Amount in Row (9) 5.7%(1)

12.	Type of Reporting Person (See Instructions) IA, PN

(1) Based on 32,347,905 shares of Common Stock outstanding on December 31, 2020, as confirmed by the Issuer.

2

CUSIP No. 19240Q201

1.	Names of Reporting Persons. Logos Global Management GP LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X

(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power -0-
6. Shared Voting Power 1,920,500
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 1,920,500

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,920,500

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ______

11.	Percent of Class Represented by Amount in Row (9) 5.7(1)%

12.	Type of Reporting Person (See Instructions) HC, OO

(1) Based on 32,347,905 shares of Common Stock outstanding on December 31, 2020, as confirmed by the Issuer.

3

CUSIP No. 19240Q201

1.	Names of Reporting Persons. Arsani William

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X

(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power -0-
6. Shared Voting Power 1,920,500
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 1,920,500

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,920,500

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ______

11.	Percent of Class Represented by Amount in Row (9) 5.7(1)%

12.	Type of Reporting Person (See Instructions) HC, IN

(1) Based on 32,347,905 shares of Common Stock outstanding on December 31, 2020, as confirmed by the Issuer.

4

CUSIP No. 19240Q201

1.	Names of Reporting Persons. Graham Walmsley

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X

(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power -0-
6. Shared Voting Power 1,920,500
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 1,920,500

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,920,500

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ______

11.	Percent of Class Represented by Amount in Row (9) 5.7(1)%

12.	Type of Reporting Person (See Instructions) HC, IN

(1) Based on 32,347,905 shares of Common Stock outstanding on December 31, 2020, as confirmed by the Issuer.

5

CUSIP No. 19240Q201

1.	Names of Reporting Persons. Logos GP LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power -0-
6. Shared Voting Power 1,920,500
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 1,920,500

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,920,500

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ______

11.	Percent of Class Represented by Amount in Row (9) 5.7(1)%

12.	Type of Reporting Person (See Instructions) OO

(1) Based on 32,347,905 shares of Common Stock outstanding on December 31, 2020, as confirmed by the Issuer.

6

CUSIP No. 19240Q201

1.	Names of Reporting Persons. Logos Global Opportunities Fund II LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ______ (b) ______

3. SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power -0-
6. Shared Voting Power 1,420,500
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 1,420,500

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,420,500

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ______

11.	Percent of Class Represented by Amount in Row (9) 4.2(1)%

12.	Type of Reporting Person (See Instructions) PN

(1) Based on 32,347,905 shares of Common Stock outstanding on December 31, 2020, as confirmed by the Issuer.

7

CUSIP No. 19240Q201

1.	Names of Reporting Persons. Logos Opportunities GP LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power -0-
6. Shared Voting Power 1,420,500
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 1,420,500

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,420,500

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ______

11.	Percent of Class Represented by Amount in Row (9) 4.2(1)%

12.	Type of Reporting Person (See Instructions) OO

(1) Based on 32,347,905 shares of Common Stock outstanding on December 31, 2020, as confirmed by the Issuer.

8

CUSIP No. 19240Q201

Item	1.
(a)	Name of Issuer Cogent Biosciences, Inc.

(b)	Address of Issuer’s Principal Executive Offices 200 Cambridge Park Drive, Suite 2500, Cambridge, Massachusetts 02140

________________________________________________________________________

Item	2.
(a)	The names of the persons filing this statement are:

Logos Global Management LP (“Logos Capital”), Logos Opportunities Fund II LP (“Opportunities Fund II”), Logos GP LLC (“Logos GP”), Logos Opportunities GP LLC (“Logos Opportunities GP”), Logos Global Management GP LLC (“Logos Capital GP”), Arsani William and Graham Walmsley (collectively, the “Filers”).

Opportunities Fund II, Logos GP and Logos Opportunities GP are filing this statement jointly with the other Filers, but not as members of a group and they expressly disclaim membership in a group. In addition, filing this Schedule 13G on behalf of Opportunities Fund II should not be construed as an admission that either of them is, and each of them disclaims that it is, a beneficial owner, as defined in Rule 13d-3 under the Act, of any of the Stock covered by this Schedule 13G.

Each Filer also disclaims beneficial ownership of the Stock except to the extent of that person’s pecuniary interest therein.

(b)	The principal business office of the Filers is located at: One Letterman Drive, Building D, Suite D3-700, San Francisco, California 94129

(c)	For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d)	This statement relates to the Issuer’s shares of Common Stock, $0.001 par value (the “Stock”).

(e)	The CUSIP number of the Issuer is: 19240Q201.
9

CUSIP No. 19240Q201

Item 3.	If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[ X ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E) as to Logos Capital.
(f)	[ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).
(g)	[ X ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G) as to Logos Capital GP, Dr. William and Dr. Walmsley.
(h)	[ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	[ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).
Item 4.	Ownership.

See Items 5-9 and 11 of the cover page for each Filer.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].(2)

(2) As to Opportunities Fund II and Logos Opportunities GP

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The funds managed by Logos Capital, including Opportunities Fund II, hold the Stock for the benefit of their investors and have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Logos Capital is the investment adviser to investment funds, including Opportunities Fund II. Logos Capital GP is the general partner of Logos Capital. Dr. William and Dr. Walmsley, two of the controlling persons of Logos Capital and Logos GP, are the co-portfolio managers of Opportunities Fund II.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Certification of Logos Capital, Logos Capital GP, Dr. William and Dr. Walmsley:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Certification of Opportunities Fund II, Logos GP and Logos Opportunities GP:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

10

CUSIP No. 19240Q201

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021

_/s/ Arsani William Arsani William	_/s/ Graham Walmsley __ Graham Walmsley
Logos Global Management LP By: _/s/ Arsani William Name: Arsani William Title: _Manager__	Logos Global Opportunities Fund II LP By Logos Global Management LP, its investment manager and attorney-in-fact By: _/s/ Arsani William Name: Arsani William Title: _Manager__
Logos Global Management GP LLC By: _/s/ Arsani William Name: Arsani William Title: ___Manager_	Logos Opportunities GP LLC By: _/s/ Arsani William Name: Arsani William Title: _Manager__
Logos GP LLC By: _/s/ Arsani William Name: Arsani William Title: _Manager__
11

CUSIP No. 19240Q201

EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) any and all statements on Schedule 13D, Schedule 13G or forms 3, 4 or 5 (and any amendments or supplements thereto) required under section 13(d) or 16(a) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the securities of any issuer. For that purpose, the undersigned hereby constitute and appoint Logos Global Management LP, a Delaware limited partnership, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Act, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: February 16, 2021

_/s/ Arsani William Arsani William	_/s/ Graham Walmsley __ Graham Walmsley
Logos Global Management LP By: _/s/ Arsani William Name: Arsani William Title: _Manager__	Logos Global Opportunities Fund II LP By Logos Global Management LP, its investment manager and attorney-in-fact By: _/s/ Arsani William Name: _ Arsani William Title: _Manager__
Logos Global Management GP LLC By: _/s/ Arsani William Name: Arsani William Title: _Manager__	Logos Opportunities GP LLC By: _/s/ Arsani William Name: _ Arsani William Title: __Manager__
Logos GP LLC By: _/s/ Arsani William Name: _ Arsani William Title: _Manager__

11995\010\8879880.v1